MONTHLY REPORT - AUGUST, 2007

                            Providence Select Fund, LP
                The net asset value of a unit as of August 31, 2007
                 was $ 830.55, down 15.6% from $ 984.35 per unit
                               as of July 31, 2007.

                     STATEMENT OF CHANGES IN NET ASSET VALUE

                                               Current Period      Year to Date
Net Asset Value (2351.060 units)at            $ 2,314,269.63          2,000.00
   July 31, 2007
Addition of 364.263 units on August 1,            358,565.09      2,734,888.19
   2007
Redemption of 8.561 units on August 31,            (7,110.34)       (14,367.95)
   2007
Net Income (Loss)                                 (417,628.80)     (474,424.66)
                                               ---------------     -------------
Ending Net Asset Value (2,706.762 units)      $  2,248,095.58      2,248,095.58
                                               ===============     =============
Net Asset Value per Unit at                   $        830.55
August 31, 2007


                        STATEMENT OF INCOME AND EXPENSE
Income:
   Gain (loss) on trading of commodity
      futures:
      Realized gain (loss) on closed contracts     $(273,779.74)    (168,905.52)

      Change in unrealized gain (loss) on open      (117,457.71)    (127,151.63)
         contracts

   Interest income                                    10,812.14       37,937.90
                                                   =============    ============
Total: Income                                       (380,425.31)    (258,119.25)
Expenses:
   Brokerage commissions                              13,049.62       50,706.71

   Operating expenses                                 11,975.37       90,758.12

   Incentive fee                                             0        26,850.72

   Management fee                                      5,437.34       21,014.62

   Continuing service fee                              6,741.16       26,975.24

   Organizational & offering expenses                        0               0
                                                  --------------    ------------
Total: Expenses                                       37,203.49      216,305.41
                                                  ==============    ============
Net Income (Loss) - April, 2007                  $  (417,628.80)    (474,424.66)



                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and complete.

                                         Michael P. Pacult, President
                                         White Oak Financial Services. Inc.
                                         General Partner
                                         Providence Select Fund. LP



                Providence Select Fund, Limited Partnership
                            5914 N. 300 West
                            Fremont, IN 46737

                            September 13, 2007


Dear Investor,

As you can see from your statement, August was an unusual month in that the Providence Select Fund was down 15.61% for the month. The good news is that our trades were repositioned and the Fund is up 7.57% through the close of trading on September 11.

According to Troy Buckner of NuWave, the commodity trading advisor for Providence, "The August performance would be most similar to March of 2003, the last time there was a catalyst causing well established sector trends to reverse course abruptly. In March of 2003, it was the unwinding of the 'war trade' that occurred when market participants suddenly concluded that Iraq was no longer an issue since victory was in hand. Today we see the market suffering due to sub prime and real estate woes, which have led to the unwinding of positions in every sector NuWave trades. As a result, NuWave aggressively repositioned to take advantage of the new trends, and we would profit most at present from a continuation in recent global problems. If a longer transition period is necessary, NuWave expects to rebalance using its systematic, model driven approach."

Troy also said, "The choppy price action in August and the emergence of new trends witnessed at the beginning of the month of September are part of the ebb and flow of the markets. Occasional events such as floods, droughts, freezes, wars and financial crisis may cause disruptions. Ultimately, our advantage for you is our ability to trade in such a broad range of markets that have little correlation to the other financial markets. In certain instances, like August, this may not always be the case."

Just as NuWave recovered from the last major market shift in March of 2003 and went on to make new highs, The Providence Fund does not anticipate the results of this market realignment to be any different, always keeping in mind that past performance is not necessarily indicative of future results. We like NuWave very much as a trader and, just as Troy Buckner has added to his own account, we are personally taking advantage of this drawdown to add to our own equity investment in the Fund.

Sincerely,

Michael P. Pacult, President
White Oak Financial Services, Inc.
General Partner
Providence Select Fund, LP